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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. )*
Donald Berchtold

(Name of Issuer)
Common Stock

(Title of Class of Securities)
971892104
(CUSIP Number)
May 21, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            971892104

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Donald Berchtold

(2)	Check the Appropriate Box if a Member (a) ☐
of a Group (See Instructions) (b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power
68,540 shares of Common Stock. See Item 4.

(6) Shared Voting Power
487,852 shares of Common Stock. See Item 4.

(7) Sole Dispositive Power
68,540 shares of Common Stock. See Item 4.

(8) Shared Dispositive Power
487,852 shares of Common Stock. See Item 4.

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
556,392 shares of Common Stock. See Item 4.

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ ☐

(11)	Percent of Class Represented by Amount in Row (9)
5.8% of shares of Common Stock. See Item 4.

(12)	Type of Reporting Person (See Instructions)
IN

ITEM 1(a).	Name of Issuer:
Fog Cutter Capital Group Inc.

ITEM 1(b).	Address of Issuer's Principal Executive Offices:
1410 SW Jefferson Street Portland, OR 97201-2548

ITEM 2(a).	Name of Person Filing:
Donald Berchtold

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:
1410 SW Jefferson Street Portland, OR 97201-2548

ITEM 2(c).	Citizenship:
United States

ITEM 2(d).	Title of Class of Securities:
Common Stock, $.0001 par value per share (the "Common Stock").

ITEM 2(e).	CUSIP Number:
971892104

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act.
(d)	☐	Investment Company registered under section 8 of the Investment Company Act.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount Beneficially Owned:

Mr. Berchtold may be deemed to beneficially own 556,392 shares of Common Stock, which consists of (i) 61,040 shares of Common Stock held directly by Mr. Berchtold, (ii) 7,500 shares of Common Stock are issuable upon the exercise of outstanding options currently exercisable held by Mr. Berchtold, (iii) 101,236 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, of which shares Mr. Berchtold disclaims beneficial ownership, (iv) 382,170 shares of Common Stock owned by an entity of which Mr. Berchtold became manager on May 21, 2001, of which shares Mr. Berchtold disclaims beneficial ownership, (iii) 2,462 shares of Common Stock held by Mr. Berchtold's spouse, of which shares Mr. Berchtold disclaims beneficial ownership, and (iv) 1,984 shares of Common Stock held by Mr. Berchtold's wife as trustee for certain minor children, of which Mr. Berchtold disclaims beneficial ownership.

(b)	Percent of Class:

As of November 30, 2002, Mr. Berchtold may be deemed to be the beneficial owner of an aggregate of 556,392 shares of Common Stock, which constituted approximately 5.8% of the shares of Common Stock outstanding as of November 30, 2002. For purposes of determining the aforementioned percentage, any security that Mr. Berchtold has the right to acquire within sixty days of November 30, 2002 is deemed to be outstanding but any security that any other person has the right to acquire within sixty days of November 30, 2002 is not deemed to be outstanding.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote:

68,540 shares of Common Stock, consisting of 61,040 shares of Common Stock held directly by Mr. Berchtold and 7,500 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable.

	(ii)	Shared power to vote or direct the vote:

487,852 shares of Common Stock which consists of (i) 101,236 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, (ii) 382,170 shares of Common Stock owned by an entity which is managed by Mr. Berchtold, (iii) 2,462 shares of Common Stock held by Mr. Berchtold's spouse, and (iv) 1,984 shares of Common Stock held by Mr. Berchtold's wife as trustee for certain minor children. Mr. Berchtold disclaims beneficial interest in all such shares.

	(iii)	Sole power to dispose or to direct the disposition of:

68,540 shares of Common Stock, consisting of 61,040 shares of Common Stock held directly by Mr. Berchtold and 7,500 shares of Common Stock issuable upon the exercise of outstanding options currently exercisable.

(iv)	Shared power to dispose or to direct the disposition of:

487,852 shares of Common Stock which consists of (i) 101,236 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, (ii) 382,170 shares of Common Stock owned by an entity which is managed by Mr. Berchtold, (iii) 2,462 shares of Common Stock held by Mr. Berchtold's spouse, and (iv) 1,984 shares of Common Stock held by Mr. Berchtold's wife as trustee for certain minor children. Mr. Berchtold disclaims beneficial interest in all such shares.

ITEM 5. Ownership of Five Percent or Less of a Class.

        Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons or entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) 101,236 shares of Common Stock held by Mr. Berchtold as trustee for certain minor children, (ii) 382,170 shares of Common Stock owned by an entity which is managed by Mr. Berchtold, (iii) 2,462 shares of Common Stock held by Mr. Berchtold's spouse, and (iv) 1,984 shares of Common Stock held by Mr. Berchtold's wife as trustee for certain minor children. Mr. Berchtold disclaims beneficial interest in all such shares.
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9. Notice of Dissolution of Group.

        Not Applicable.

ITEM 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12 December 2002 (Date)

/s/ Donald Berchtold Donald Berchtold

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